UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 26, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer

Results

Santander

2nd QUARTER OF 2023
(BR GAAP)


Santander Select

Disclaimer

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, suggest or imply future results, performance or achievements, and may include terminology such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or others that have similar meaning.

Such statements are subject to numerous risks, uncertainties and assumptions. We issue a warning that a number of significant circumstances could cause actual results to significantly diverge from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. In no event shall Santander Brasil, as well as any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents are in no way responsible for third parties (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or related damages.

Aside from other considerations stated in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance. Our ability to compete effectively will depend on changes in consumer preferences and financial circumstances of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions leading to changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification to business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

Agenda

1. **Strategy Update**
2. 2Q23 Results Highlights
3. Takeaways


Santander
Santander

Key messages:

2Q23

Another quarter of NII growth, with a positive outlook for the year

Market NII posts a significant evolution

The funding expansion strategy is gaining traction

New vintages maintaining good quality

Cost of risk leaning to improve throughout 2023

Ability to resume growth, now that loan loss provisions are under control

One-off results in the quarter, with neutral effect

Net profit
R$ 2.3 billion
in 2Q23

ROAE
11% in 2Q23

2023 Priorities

Customer base monetization, highlighted by the Select and Companies segments

Expansion of strategic businesses

Innovation and technology leveraging the business and increasing the productivity

We are a **digital Bank with branches**

Multichannel

Available where, how and when the customer desires



Digital Channel
Customer acquisition
Customer Loyalty
Full Offering
Credit Cycle
External Channel
Physical Channel
Remote Channel
Customer

Principality

Products that fulfill all needs of our customers

The value of a digitized ecosystem

Qualified information flow through affiliates

32 million hits/month on Consumer Finance and Webmotors

10 million unique hits/ month on Toro

10 million hits/month on Esfera, Sim, emdia and Return

4 million customers served/monthly via Virtual Assistant

98%

of our loyal customers use two or more channels

Data intelligence in the search for principality

We increased data usage by **+15x** in 2 years

-60% in model development time (MLOps)

87% of personalized offerings using Advanced Analytics

Hyper-personalization with 20 thousand niches

Cognitive AI

Deep Learning in speech-to-text for improved renegotiation offerings

Scaled adoption of **NLP**[1] on the **Virtual Assistant** and **Call Center**

[1]Natural language processing

Monetization through the recurrence and satisfaction of our customers

Customers (million)


56.1
31.1
8.5
61.6
31.7
8.6
63.3
31.9
8.7
+13% YoY
+2% YoY
+2% YoY
Jun/22
Mar/23
Jun/23
Total
Active
Loyal customers, those who have purchased six or more products

Customer acquisition

+3.5 million customers attracted in 1H23

432 thousand via Payroll

234 thousand via Consumer Finance

237 thousand via Universities

137 thousand via Prospera

NPS

Committed to **enhancing customer satisfaction**

108 thousand surveys sent daily to individuals

Channels[1]

Physical	Digital	Remote
71 points	**65 points**	**60 points**
0 QoQ	0 QoQ	+5 QoQ
+10 YoY	+2 YoY	+35 YoY

Total Individuals 51 points — -2 QoQ; -4 YoY

Loyalty Strategies

- **CRM/ Hyper-personalization**
- **Customized investment advice**
- **Payroll**
- **Comprehensive offering of products, partnerships and loyalty**

69% loyal customers from **payroll**

Greater Recurrence — We hold **52%** of cards from loyal customers (+2 p.p. YoY)

Loyal Customers — Access **+2x digital channels** than non-loyal customers

Revenue per loyal retail customer (base 100, 2Q21)


100
107
112
2Q21
2Q22
2Q23


SOU

[1] Consider Individuals.


Santander Select

Focus on the high-income segment as a growth lever

10 years of Select

Aim to be the prime platform for premium services in Brazil

Focus on providing: tailored, readily available, efficient, and straightforward services

Transactionality: card offerings with unique products and benefits

Financial advisory: increase in the number of specialists

Investment platform: expansion of advisors and digitization

Customers

881 thousand overall customers with ambition of **1 million** in Dec/23

(thousand)


575
621
881
Jun/21
Jun/22
Jun/23

+42% YoY

Share of loyal Select customers is **3x higher** than the percentage of retail individual customers

NPS
63 points in 2Q23 (+0.5 point YoY)

Portfolio

Select represents **22%** of the individual loan portfolio (+5 p.p. in 2 years)

(R$ billion)


32.6
43.2
50.6
Jun/21
Jun/22
Jun/23

+55% in 2 years, **+2.6x** vs. individual loan portfolio growth

Investments

Investment penetration rate in Select customers: **67%** in Jun/23

Revenue per loyal customer

(base 100, 2Q21)


100
114
134
2Q21
2Q22
2Q23

+3x vs. Retail revenue growth in two years

Clear opportunities of cross-selling and ecosystem monetization


Tech & specialized verticals
TOOLS
FIRST
5XNEGÓCIOS
AQUANIMA
Investments
TORO
AAA
Customers
Santander Select
Santander Corporate & Investment Banking
universia
Santander Van Gogh
Santander Private Banking
Santander
Santander Negócios e Empresas
Consumer finance & consumer solutions
S4F
Santander
em dia
sim
MOBILIZE FINANCIAL SERVICES
webmotors
PROSPERE
loop
car10
Culture & positioning
TEATRO Santander
WAY
FAROL
BIOMAS
033 rooftop
Getnet
Auto Compara
Return
Esfera
ben
Santander Seguros
Santander Auto
Services & consumption

Cross-selling examples

Esfera + [card]

+50% card spending after activation in Esfera

Santander Financiamentos + Santander Auto

Insurance PPR[1]: 26% (+0.7p.p. YoY)

[1] Product Penetration Rate

12

Sectors of activity

Value extraction:

Customer acquisition and base profitability

Investment monetization

Quarter highlights:

Full acquisition of Toro

Sale of 40% equity stake in Webmotors, with a 42x P/E ratio and 59% IRR

Launch of Tools Digital Services with the objective to expand offerings to the market in 2024

Individual Investments

Customer base monetization | **Business expansion** | Innovation and technology

Expansion of the funding plan

- Specialization and proximity
- Digitalization advancements
- Leveraging technology to boost productivity
- Comprehensive and targeted offering

Retail investments

Revenue growth of **+12%** YoY

Net inflow

R$ billion



-0.7
4.7
11.2
1H21
1H22
1H23

TORO

1.3 million customers (+32% YoY)

56% of the base up to 35 years

+4.6x revenues (1H23 vs. 1H21)

4.6 ★ Apple Store

4.7 ★ Google Play

Exponential AuC

R$ billion



+8.9x
2.6
8.2
17.6
Jun/21
Jun/22
Jun/23

Full acquisition of Toro

Operation synergies

- Advisor management platform
- Maximizing the offering
- Education and engagement
- Improved experience

Santander AAA

Accelerated expansion plan (AAA)

Net inflow per advisor

R$ million



+35%
1.9
2.4
2.6
4Q22
1Q23
2Q23

Closer relationship maximizing customer satisfaction

1.3 thousand advisors in Jun/23 ✓

New commitment of 2,000 by 1Q24

Presence in 90 cities in Jun/23 and **120 by 1Q24**

NPS 69 points

Santander Private Banking

Net Inflow

R$ billion



+7x
2.0
6.7
14.1
1H21
1H22
1H23

Offshore inflow of **USD 1.0 billion** in 1H23

+0.6 p.p. market share vs. Dec/22

NPS 85 points (+5.0 points YoY)

Companies

Building the benchmark platform for companies

More Customers
1.3 million active customers (+2% QoQ)

Greater loyalty
R$ 203 billion portfolio (+9% YoY)

Total Revenues
(base 100, 1H21)



100
132
143
1H21
1H22
1H23

Wholesale

Leadership in trade finance, with a 25% market share

FX leader for the 9th consecutive year[1]

2nd largest independent energy trader

Share of **13%**[2]

Expansion of the commodities desk to oil derivatives

2nd place in the agricultural commodities ranking, with a 14.8% share

Invisible Banking
Partnership with SAP to digitize offerings

Consistent acceleration in the growth of the loan and securities portfolio

+21% YoY Portfolio[3]

+7% YoY Revenues

Tech Hub created in 2019

1,000 companies in the SMEs portfolio

Global coverage sets us apart

SMEs

Customer growth

New customer acquisition to the Bank: **45 thousand/month** (+5% YoY)

Loyal customers account for **53%** of active customers

Digital transformation

190 digital channel initiatives in 1H23, providing a more comprehensive, user-friendly, and intuitive experience with new offerings

Revenue evolution

10% YoY from cash
26% YoY from *"consórcios"*

10% YoY Total revenues

Loan portfolio expansion

R$ 63.0 billion (+7% YoY)

Companies ranging from R$ 30 and 200 million account for **44%** of the total SME portfolio (+1 p.p. YoY)

NPS 58 points

[1] According to the BACEN ranking [2] Among independent traders [3] Considering the AA-H loan portfolio within wholesale and securities

Strengthening the Agro ecosystem with a **presence throughout the value chain**

AGRONEGÓCIO


Select stores presence
Business stores presence
Agro stores presence

313
specialized stores across Brazil

300 specialists
spread across Brazil

+39% in 2 years

Agro portfolio[1]
(R$ billion)


+68%
25.0
32.7
42.1
+R$17 billion in 2 years
Jun/21
Jun/22
Jun/23

Portfolio mix

79% of the portfolio is derived from nonearmarked credit


41%
59%
33%
67%
21%
79%
Jun/21
Jun/22
Jun/23
Nonearmarked Credit
Earmarked Credit

Cross-selling with a strong increase

Participation in major industry fairs

R$ 5.4 billion
prospected in 1H23 (**+59%** YoY)

Leading on-lending provider of the low-carbon line[2]

Digital transformation

Automatic credit approval, with harvest predictability

Document recognition **technology** via OCR[3]

We have shortened the lead-time by **53%** in Retail contracts and by **67%** in Wholesale contracts

[1] Considering loans and private securities. [2] ABC program of BNDES. 2022 Data. [3] Optical Character Recognition.

Continuous advances in **strategic businesses**



Cards

R$166 billion in turnover in 1H23, with **R$112 billion** from credit transactions

—

Focus on a better risk profile, with **97%** of acquisitions originating from current bank customers (+0.6 p.p. YoY)

Partnership with Live Nation, expansion into the concert segment in order to increase customer's loyalty

—

Launch of the **Black Corporate Card and self-service feature** when requesting a business card



Auto Loans

Leader with a **22% market share in auto loans** to individuals and **20% in origination** (+0.6 p.p. QoQ)

—

Auto portfolio LTV of **49.8%**

Origination Mix


24%
19%
16%
76%
81%
84%
2Q22
1Q23
2Q23
Top Ratings (9 and 10)
Other Ratings



Consórcios

R$ 36 billion *"consórcios"* portfolio (+23% YoY)

—

70% of auto credit letters are paid within 2 days

—

+2x new groups YoY

Growth in *"consórcios"* origination

(R$ billion)


+66%
4.8
6.6
8.0
1H21
1H22
1H23



Payroll loans

R$ 63 billion portfolio (+13% YoY)

—

Origination higher than the overall Brazilian Financial System

—

252 agreements digitized and **219 originated** in 1H23

Share of Wallet | Loyal Customers


49%
51%
Apr/22
Apr/23

Innovation and Technology
boosting our customer focus

F1RST Digital Services

Our technology company, with a culture aligned to our ambition, innovating and accelerating for our business

4.9k
employees
(+51% YoY)

+19 points
in the eNPS YoY,
80 points in 2Q23

TOOLS Digital Services

1st Bank to create a services and operations' company

3
operational sites

2.4k
employees
+51% vs. launch

496
services provided for Santander, including accounting reconciliation, payroll and accounts payable (+17% QoQ)

Communities integrated with the business

27 Business Domains focus on **results and transformation**

Obsession with customer experience, striving to be the best on the Downdetector app

digital Bank with branches

Emphasis on **digitalization** and **simplification** of the customer experience

CERTO Portal enabling a multichannel execution of our business strategy

Data speed and intelligence

16k deployments in 6 months **(+41% YoY)**

Online telemetry supporting communities on the businesses management

Data Transformation market benchmark, with data lake and cloud-based models to accelerate business decisions

Open Finance focusing on principality

Customer perspective to **promote our principality**

4.1 million active inbound consents received (+1.5x vs outbound)

+341k individual customers with rating upgrade

Increased availability with hybrid cloud technology

Hybrid public (Azure and AWS) and **private cloud**

Only bank in Latin America with a Tier-IV Data Center

We already have **91.4%** of our operations running in the **cloud** (+1.4 p.p. QoQ)

Operational efficiency


3.60
1.46
-50%
in 5 years
100
50
May/18
May/19
May/20
May/21
May/22
May/23
Total financial transactions (billion)
Unit cost per transaction (base 100, May/18)

Agenda

1 Strategy Update

2 **2Q23 Results Highlights**

3 Takeaways


Santander

Results

(R$ million)	2Q23	1Q23	2Q23 x 1Q23	1H23	1H22	1H23 x 1H22
Net Interest Income	13,579	13,145	3.3%	26,724	26,713	0.0%
Fees	4,810	4,699	2.4%	9,509	9,499	0.1%
Total Revenues	**18,389**	**17,844**	**3.1%**	**36,234**	**36,212**	**0.1%**
Allowance for Loan Losses	-5,980	-6,765	-11.6%	-12,745	-10,357	23.1%
General Expenses	-5,973	-5,913	1.0%	-11,886	-10,966	8.4%
Others	-4,436	-3,272	35.6%	-7,709	-4,413	74.7%
Recurring Profit Before Taxes	**2,000**	**1,895**	**5.5%**	**3,895**	**10,476**	**-62.8%**
Taxes and Minority Interest	309	245	25.8%	554	-2,387	n.a.
Recurring net profit	**2,309**	**2,140**	**7.9%**	**4,449**	**8,089**	**-45.0%**
Additional Provision	1,450	-4,236	n.a.	-2,786		n.a.
Tax Liabilities	-2,672	4,236	n.a.	1,564		n.a.
Divestment of Webmotors stake	1,105		n.a.	1,105		n.a.
Taxes on extraordinary events	67		n.a.	67		n.a.
Net Profit	**2,259**	**2,140**	**5.5%**	**4,399**	**8,089**	**-45.6%**

	Recurring **Efficiency**	Recurring **ROA**	Recurring **ROAE**
2Q23	**42.9%** +2.1 p.p. QoQ	**0.9%** 0.0 p.p. QoQ	**11.2%** +0.7 p.p. QoQ
1H23	**41.8%** +6.9 p.p. YoY	**0.8%** -0.8 p.p. YoY	**10.9%** -9.9 p.p. YoY

BIS Ratio

13.5%
-0.3 p.p. QoQ
-0.7 p.p. YoY

CET1

10.6%
-0.2 p.p. QoQ
-0.5 p.p. YoY

Net Interest Income
(R$ million)

Growth in customer NII
Market NII showing a major positive trend

(R$ million)	2Q23	2Q23 x 1Q23	1H23	1H23 x 1H22
Customers	**14,422**	**0.7%**	**28,737**	**2.1%**
Product NII	13,580	1.4%	26,970	1.0%
Volume [1]	550,730	2.5%	544,065	11.5%
Spread (p.a.) [1]	9.9%	*-0.2 p.p.*	10.0%	*-1.0 p.p.*
Market activities	**(843)**	**-28.0%**	**(2,013)**	**40.8%**
Net Interest Income	**13,579**	**3.3%**	**26,724**	**0.0%**



Spread
(p.a.)
11.0%
11.1%
10.1%
9.9%[1]
Market NII
Customers NII
84
-1,513
-1,170
-843
13,854
14,288
14,315
14,422
1Q22
2Q22
1Q23
2Q23

[1] As of this quarter, we started to include agribusiness receivables certificates ("CRA"), credit rights investment funds ("FIDC"), and rural product bonds ("CPR") in the composition of "other operations", alongside debentures, real estate receivables certificates ("CRI"), international distribution promissory notes, promissory notes, and guarantees. For comparability purposes, we have reclassified the year 2022 and 1Q23.

Fees

Expansion in the quarter owing to increased transactionality

(R$ million)	2Q23	2Q23 x 1Q23	1H23	1H23 x 1H22
Cards	1,371	1.5%	2,722	-0.3%
Current account	1,002	0.8%	1,995	3.3%
Insurance	795	5.1%	1,551	-1.4%
Asset management and "Consórcios"	339	-2.9%	688	5.0%
Credit operations	392	0.8%	781	11.2%
Collection services	323	-1.3%	651	-9.4%
Securities brokerage and placement	428	19.4%	786	2.2%
Others	160	-8.4%	336	-19.8%
Total	**4,810**	**2.4%**	**9,509**	**0.1%**

Fee revenues (R$ million)



+2%
4,617
4,882
4,699
4,810
1Q22
2Q22
1Q23
2Q23

Expenses

with a 1% increase in the quarter

(R$ million)	2Q23	*2Q23 x 1Q23*	1H23	*1H23 x 1H22*
Administrative	2,462	2.1%	4,874	2.1%
Personnel	2,765	-0.5%	5,543	13.5%
Depreciation and Amortization[1]	747	3.4%	1,469	12.3%
Total	**5,973**	**1.0%**	**11,886**	**8.4%**

General Expenses (R$ million)



+1%
5,534
654
2,493
2,388
5,431
655
2,390
2,386
5,913
722
2,778
2,412
5,973
747
2,765
2,462
1Q22
2Q22
1Q23
2Q23
Administrative Expenses
Personnel Expenses
Depreciation and Amortization

[1]Excluding 100% from goodwill amortization expenses of R$ 111 million in 2Q23, R$ 77 million in 1Q23, and R$ 107 million in 2Q22.

Loan portfolio

Growth in prioritized segments

(R$ million)	Jun/23	Jun/23 x Mar/23	Jun/23 x Jun/22
Individuals	229,104	0.2%	6.5%
Consumer finance	67,515	0.6%	0.9%
SMEs	62,955	0.3%	6.6%
Corporate	139,725	-1.4%	9.7%
Total[1]	**499,298**	**-0.2%**	**6.6%**
Private securities and guarantees[2]	117,917	12.6%	32.0%
Expanded portfolio	**617,215**	**2.0%**	**10.6%**



+11%
+2%
557.9
16.5%
10.5%
22.8%
12.0%
38.6%
605.1
17.3%
10.4%
23.4%
11.1%
37.8%
617.2
19.1%
10.2%
22.6%
10.9%
37.1%
Jun/22
Mar/23
Jun/23
Individuals
Customer finance
Corporate
SMEs
Private securities and guarantees

Liquidity/funding

Constantly improving

(R$ millions)	Jun/23	Jun/23 x Mar/23	Jun/23 x Jun/22
Demand Deposits	39,715	7.7%	-3.9%
Savings deposits	57,672	-1.7%	-6.1%
Time deposits	337,196	2.6%	9.3%
Financial Bills and Others[3]	150,708	6.0%	34.1%
Total	**585,291**	**3.4%**	**11.8%**

Loan to deposit **85%** Jun/23 -4 p.p. YoY

Capital

Solid with a positive trend



14.2%
13.8%
14.1%[4]
BIS Ratio
13.5%
11.1%
10.8%
11.2%[4]
CET1
10.6%
Jun/22
Mar/23
Jun/23

[1]Disregarding the currency fluctuation, the total portfolio would have grown by +0.3% QoQ and +7.4% YoY. Meanwhile, the Corporate portfolio would have expanded by +0.2% QoQ and +12.4% YoY. [2]As of this quarter, we started to include agribusiness receivables certificates ("CRA"), credit rights investment funds ("FIDC"), and rural product bonds ("CPR") in the composition of "other operations", alongside debentures, real estate receivables certificates ("CRI"), international distribution promissory notes, promissory notes, and guarantees. For comparability purposes, we have reclassified the year 2022 and 1Q23. [3]Including debenture-backed repurchase agreement, real estate credit notes ("LCI"), agribusiness credit notes ("LCA"), secured real estate notes ("LIG"), and certificates of structured operations ("COE"). 4 Considering the expectation of impacts from Brazilian Central Bank Resolution No. 229, scheduled to come into effect as of Jul/23.

Portfolio quality

NPL under control,
exhibiting an improvement in the 15-90-day ratio and a slight deterioration in the over-90-day ratio in individuals, as anticipated

NPL Ratios



Individuals
Total
Corporate & SME
15 - 90 days
4.2%
4.8%
5.9%
6.1%
6.3%
6.5%
5.9%
2.7%
3.3%
4.2%
4.3%
4.5%
4.5%
4.2%
1.1%
1.5%
1.9%
1.9%
2.0%
1.9%
1.8%
2Q20
2Q21
2Q22
3Q22
4Q22
1Q23
2Q23

Wholesale
0.15%
Stable QoQ
-0.10 p.p. YoY

SMEs
5.21%
-0.18 p.p. QoQ
+0.11 p.p. YoY



90 days
3.5%
3.2%
4.1%
4.3%
4.3%
4.5%
4.8%
2.4%
2.2%
2.9%
3.0%
3.1%
3.2%
3.3%
1.2%
1.1%
1.1%
1.3%
1.4%
1.4%
1.4%
2Q20
2Q21
2Q22
3Q22
4Q22
1Q23
2Q23

Wholesale
0.10%
-0.01 p.p. QoQ
+0.04 p.p. YoY

SMEs
4.15%
-0.02 p.p. QoQ
+0.83 p.p. YoY

Allowance for loan losses (R$ million) and cost of risk[1]



2.9%
3.3%
3.7%
4.3%
4.5%[2]
4.5%[3]
3.4%
4.2%
4.4%
5.0%
4.5%[2]
3.9%[3]
11,000
4,612
5,745
6,209
7,364
6,765[2]
5,980[3]
4,530
5,352
6,469
7,064
8,056
7,699
7,162
-740
-724
-854
-692
-934
-1,182
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
Provisions for loan losses
Recovery of written-off loans
12-month cost of risk
3-month cost of risk

Coverage

Ratio over 90 days



224%
244%
214%
2Q22
1Q23
2Q23

[1] As of this quarter, we started to include agribusiness receivables certificates ("CRA"), credit rights investment funds ("FIDC"), and rural product bonds ("CPR") in the composition of "other operations", alongside debentures, real estate receivables certificates ("CRI"), international distribution promissory notes, promissory notes, and guarantees. For comparability purposes, we have reclassified the portfolio for the year 2022 and 1Q23. [2] Disregarding the effect of the additional provision booked in 1Q23. [3] Disregarding the impact of the additional provision reversal that took place in 2Q23. Considering the extraordinary events that occurred during the first half of the year, the 3-month credit cost would have been 3. 0%, while the 12-month credit cost would have reached 4.9%.

Loan Quality

Improved loan quality indicators,
with the conclusion of the adjustment period

Share of new vintages
in total portfolio


0%
18%
30%
41%
48%
54%
59%
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23

(+5 p.p. QoQ)

(+29 p.p. YoY)

Loan quality
(Jun/23)

	Old vintages	New vintages
NPL 15-90	4.8%	3.8%
NPL 90	3.7%	3.1%

Focus on collateralized products

66%

of the individual loan portfolio is collateralized

(+0.6 p.p. QoQ)

(+1.7 p.p. YoY)

Loss Absorption[1] of new vintages (base 100 in 4Q21)

New vintages with a better risk profile, reflected in the portfolio's profitability progression

Auto Loans (individuals)


100
122
124
140
184
192
206
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23

Cards (individuals)


100
98
102
187
216
233
237
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23

Personal Loans


100
101
109
139
134
115
120
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23

[1] Represents the number of times revenues are able to absorb losses, calculated as Gross Margin + Commissions/ LLP

Agenda

1 Strategy Update

2 2Q23 Results Highlights

3 **Takeaways**





Takeaways

Quarter Highlights and expectations

- Obsessive pursuit of customer experience and principality through the use of technology and data
- Portfolio expansion continues, with good growth in strategic businesses
- Improved NII performance, indicating a favorable trend for 2H23
- Cost of risk continues to advance with the quality of new vintages
- Portfolio dynamics with good growth potential over the next 12-18 months